UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2018
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bardi Co., LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West 5th Street, 28th Floor
(No. and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Manfre 310-993-9960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

CAC
1-19-18

I, ~~Gary Schuman~~ Cristiano Manfre , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bardi Co., LLC , as of December 31 , 2017 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached Certificate

CAC 1-19-18

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. ______
2. ______
3. ______ CAC 1-19-18
4. ______
5. ______
6. ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 19 day of January, 2018, by
Date *Month* *Year*
(1) Cristiano Manfre
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CYNTHIA A. CASAS
Notary Public - California
Los Angeles County
Commission # 2155047
My Comm. Expires May 28, 2020

Signature Cynthia A. Casas
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

CAC 1-19-18

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of Bardi Co., LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Bardi Co., LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Bardi Co., LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bardi Co., LLC's management. My responsibility is to express an opinion on Bardi Co., LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Bardi Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA
I have served as Bardi Co., LLC's auditor since 2017.
Tarzana, California
January 10, 2018

Bardi Co., LLC
Statement of Financial Conditions
December 31, 2017

Assets		**2017**
Cash	$	72,086
Marketable securities, at fair value		10,726
Accounts Receivables		200
FINRA CRD		52
Deposits		4,856
Total assets	$	87,920

Liabilities and Members' Equity

Current liabilities		
Accounts Payables		2,000
Deferred revenues		70,677
Total current liabilities		72,677
Members' equity		
Members' equity		15,243
Total members' equity		15,243
Total liabilities and Members' Equity	$	87,920


Bardi Co., LLC
Statement of Income (Loss)
For the Year Ended December 31, 2017


Revenues:		
Commissions and consulting	$	87,146
Gain (loss) on marketable securities		1,011
Total revenue		88,157
Expense:		
Bad Debt		1,120
Bank Charges		490
Commissions		48,722
Dues and Subscriptions		459
Insurance		1,076
Office Expense		5,497
Professional Services		4,650
Regulatory Fees		3,654
Rent and Utilities		23,266
Salaries Wages and Related Expenses		2,585
Travel and Entertainment		24,554
All Others		6,673
Total expenses		122,745
Income (loss) from operation		(34,588)
Income tax benefit (expense):		
Current state franchise tax		(800)
Total income tax expense		(800)
Net income (loss)	$	(35,388)

See Accompanying Notes to Financial Statements

Bardi Co., LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

	Total
Balance, December 31, 2016	$ 46,731
Members Contributions	3,900
Net Income (loss)	(35,388)
Balance, December 31, 2017	$ 15,243

Bardi Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

		2017
Operating activities		
Net income (loss)	$	(35,388)
(Gain) loss on sale of securities		(1,028)
Bad Debt		1,120
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Change in working capital components:		
Accounts Receivable		21,792
Securities		135
Payroll taxes payable		(207)
FINRA CRD		35
Accrued Expenses		(1,417)
Accounts Payable		2,000
Deferred Revenues		70,677
Net cash provided (used) by operating activities		**57,719**
Investing Activities		
Proceeds from sale of securities		6
Lease Deposit		(500)
Net cash provided (used) by investment activities:		**(494)**
Financing Activities		
Capital Contribution		3,900
Net cash provided (used) by financing activities:		**3,900**
Net Increase (decrease) in cash and equivalents		61,125
Cash at 12/31/16		10,961
Cash at 12/31/17		72,086
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	800

See Accompanying Notes to Financial Statements

Note 1 - Organization and Nature of Business

Bardi Co., LLC (the "Company") was formed in the State of California on September 13, 2012. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 - Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:
- Private placements of securities
- Investment banking

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis and marked to market.

Revenue Recognition - Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. From time to time, the Company is engaged with agreements that entail refundable retainers; in such cases, retainers are recognized as revenues only once the service is actually provided to the client.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

Fair Value Measurements on a Recurring Basis
As of December 31, 2017

	Level 1	Level 2	Level 3	Total
Fixed Income	$6,723			$6,723
Common Stock	$4,003			$4,003
Total	**$10,726**			**$10,726**

Note 4 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $9,370, which was $4,370 in excess of its required net capital of $5,000. The Company's net capital ratio was 7.76 to 1.

Note 6- Operating Lease Commitments

From January 1, 2017 through September 29, 2017 the Company leased office space for approximately $2,300 every month; such lease expired in fact on September 29, 2017. On August 1, 2017, the Company entered into a cancellable virtual office agreement on a month by month basis. On November 25, 2017, the Company entered into a new twelve-month non-cancellable operating lease for office space, commencing November 27, 2017 and expiring November 26, 2018.

At December 31, 2017, future minimum lease payments under this agreement were as follows:

For the Year Ending December 31, 2018: $7,601

Rent expense for the year ended December 31, 2017 was $23,266.

Note 7 - Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 - Subsequent Events

The management has reviewed the results of operations for the period from its year end December 31, 2017 through January 10, 2018, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Bardi Co., LLC
Schedule I – Computation of Net Capital Requirement
December 31, 2017

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Members' equity from financial condition	$	15,243
Deduction and charges:		
Non-allowable other assets		(4,908)
Net capital before haircut charges		10,335
Haircut on securities:		
Marketable securities		(965)
Net Capital	$	9,370
Aggregate Indebtedness:		
Accrued expenses	$	72,677
Total aggregate indebtedness	$	72,677
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	5,000
Net capital		9,370
Excess net capital	$	4,370
Excess net capital at 120%	$	(2,898)
Ratio: Aggregate indebtedness to net capital		7.76

Reconciliation with Company's Computation:

Members' equity as reported in Company's Part II Focus report (unaudited)	$	15,243

*There were no changes from the Company filed Focus Report and this audit report.

Bardi Co., LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2017

A computation of reserve requirement is not applicable to Bardi Co., LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Bardi Co., LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
December 31, 2017

Information relating to possession or control requirements is not applicable to Bardi Co., LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Bardi Co., LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Bardi Co., LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bardi Co., LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (i) (the "exemption provision") and (2) Bardi Co., LLC, stated that Bardi Co., LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Bardi Co., LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Bardi Co., LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 10, 2018



BARDI CO.

January 10, 2018

Re: SEA Rule 17a-5(d) (4) Exemption Report

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Bardi Co. LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the year 2017.

Sincerely,

Christiano Manfre'
Managing Director and FinOp

633 5th Street, Floor 28, Los Angeles, CA 90071 P: 323-977-9960 F: 877-774-1326 info@bardico.com